4 March 2026 ANALYST PRESENTATION $APAD // $ENHASTRICTLY CONFIDENTIAL

This communication relates to a proposed transaction involving A Paradise Acquisition Corp., a British Virgin Islands business company (˝A Paradise˛) and Enhanced Ltd (˝Enhanced˛). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the ˝SEC˛), which will include a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sunˇs Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199. Paradise and Enhancedˇs registration statement on Form S-4 which will be filed with the SEC, and will be available free of charge at the SECˇs website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sunˇs Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.€ Additional information regarding the interests of such participants will be contained in the registration statement when available. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination will be contained in the registration statement when available. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhancedˇs unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhancedˇs ability to develop and, expand its information technology and financial infrastructure; Enhancedˇs intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhancedˇs liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the This communication only speaks at the date hereof and may contain, and related discussions contain, ˝forward-looking statements˛ within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology.€ Forward-looking statements are typically identified by words such as ˝expect˛, ˝believe˛, ˝foresee˛, ˝anticipate˛, ˝intend˛, ˝estimate˛, ˝goal˛, ˝strategy˛, ˝plan˛, ˝target˛ and ˝project˛ or conditional verbs such as ˝will˛, ˝may˛, ˝should˛, ˝could˛, or ˝would˛ or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon managementˇs current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradiseˇs and Enhancedˇs control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them.€ However, there can be no assurance that managementˇs expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an JOBS Act; the increased expenses associated with being a public company; and Enhancedˇs anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports. This communication includes certain financial measures not presented in accordance with generally accepted accounting principles (˝GAAP˛) including, EBITDA, Gross Margin and metrics derived therefrom. These non-GAAP financial measures should not be considered in isolation and are not intended to be a substitute for any GAAP financial measures. These non-GAAP measures provide supplemental information that we believe helps investors better understand our business, our business model and how we analyze our performance. We also believe these non-GAAP financial measures improve investorsˇ and analystsˇ ability to compare our results with those of our competitors and other similarly situated companies, which commonly disclose similar performance measures. However, our calculation of EBITDA and Gross Margin may not be comparable to similarly titled performance measures presented by other companies. Further, although we use these non-GAAP measures to assess the financial performance of our business, these measures exclude certain substantial costs related to our business, and investors are cautioned not Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradiseˇs stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradiseˇs final prospectus related to its initial public offering dated July 29, 2025, which was filed with the SEC and is available free of charge at the SECˇs website at www.sec.gov and in A Disclaimer Important Information for Investors and Shareholders Participants in the Solicitation Forwarding Looking Statements Use of Non-GAAP Measures and Other Financial Metrics Use of Projections to use such measures as a substitute for financial results prepared according to GAAP. Non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our financial results prepared and presented in accordance with GAAP.€ Information reconciling forward-looking EBITDA, Gross Margin and other income statement projections to their most directly comparable GAAP financial measure is unavailable to Enhanced without unreasonable effort due to, among other things, certain items required for such reconciliations being outside of Enhancedˇs control and/or not being able to be reasonably predicted. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income, and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to the Company without unreasonable effort.€€ This communication includes certain statements and estimates of the Company with respect to the projected future performance of the Company. Such statements, estimates and projections reflect various assumptions by management concerning possible anticipated results, which assumptions may or may not be correct. No representations are made as to the accuracy of such statements, estimates or projections. You will be expected to have conducted your own due diligence investigation regarding these and all other matters pertinent to Enhanced. The data contained herein is derived from various internal and external sources we believe to be reliable. No representation is made as to the reasonableness of the assumptions within or the accuracy or completeness of any projections or modeling or any other information contained herein. Accordingly, any liability in respect of the information contained herein or in respect of this communication (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. Any data on past performance or modeling contained herein is not an indication as to future performance, and the Company disclaims any obligation, except as required by law, to update or revise the information in this communication, whether as a result of new information, future events or otherwise. Use of Data Disclaimer All rights reserved | ENHANCED 2026

Contents 01Welcome 03Enhanced Performance Products 04Games & Content 05The Enhanced Medical Program Contents All rights reserved | ENHANCED 2026 02The Thesis 06Financials

All rights reserved | ENHANCED 2025 Welcome

Executive Team



Maximilian Martin
Co-Founder & CEO
- Strategic leadership
- Previously, Co-Founder & CEO, Bitfield



Sid Banthiya
Chief Financial Officer
- Leading financial strategy, fundraising, and building scalable operations to drive global growth.
- Previously, Chief Financial Officer, Milk Bar



Emily Tabak
Chief Legal Officer
- Overseeing all legal affairs and compliance, managing risk
- Previously, General Counsel, Vivid Seats and Datto



Rick Adams
Chief Sporting Officer
- Recruiting the best athletes and staging competitions where they can shine
- Previously, Chief of Sport Performance, United States Olympic Committee



Chris Jones
Chief Communications Officer
- Driving the internal and external communications of Enhanced, shaping its public image and ensuring strategic messaging across all channels
- Previously, Vice President, Communications, FanDuel



Jordan Schalchter
Chief Partnership Officer
- Building and scaling strategic partnerships that drive distribution, revenue growth, and market expansion
- Previously, Managing Director of Business Development & Athlete Marketing for the United States Olympic Committee



Bret Kovacs
SVP, Consumer Products
- Leading product strategy, growth, and execution across consumer platforms
- Previously, Head of Commerce & Chief Marketing Officer, Barstool Sports



Craig Tello
SVP, Content
- Leading content strategy, production, and distribution to drive audience growth and platform engagement
- Previously, SVP, Content Programming & Media Operations, WWE



Sabrina Grissom
VP, HR
- Leading talent strategy, organizational development, and people operations to support scalable company growth
- Previously, Head of US Talent, eToro



Andrew Dewez
Senior Director, Enhanced Performance Products
- Leading development and commercialisation of performance-focused consumer products.
- Previously, Chief Operating Officer, Shine Drink.

✦ Today's presenters

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Welcome

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The Thesis All rights reserved | ENHANCED 2026

Using Inspiration + Innovation To Empower Enhanced Games OpenLoop The Thesis All rights reserved | ENHANCED 2026 Personalized Supplements Concierge Coaching Digital Tools & Platforms Specialty Lodging Entertainment / Content Lifestyle Personalized Rx Protocols IRB & Research Data Global Imagination Athlete (Achievement Enhanced Games Live (Enhanced Giving everyone in the world the opportunity to Live Enhanced.

Male 95% Why Enhanced Wins 03 Flywheel02 Data01 Brand Performance, Not Just a Pill The Only Real-World Enhancement Dataset Content That Will Pay for Itself Most telehealth brands operate like digital pharmacies. They compete on price, focus on single indications, and donˇt build culture. Weˇre building a performance movement. This changes the relationship to build loyalty, community, and proof through our athletes. Our IRB-approved study captures real-world data on medically supervised enhancement in elite athletes. No one else has this data. This data will grow stronger every year, thereby improving personalization, informing formulation, and building defensible IP. The Enhanced Games is more than a sports league. Our content engine drives awareness, trust, and subscriber acquisition at scale. Each event is expected to lower paid acquisition dependence and drive organic subscriber growth. We generate media others have to buy. The Thesis All rights reserved | ENHANCED 2026 Three unique moats that no telehealth or wellness brand can easily replicate.

Sports Isnˇt the Core Business Itˇs our customer acquisition and growth engine. 01 Live Event & Broadcast The Games will run annually in Las Vegas, distributed for free on YouTube and with Tier 1 partners. We expect broad earned media coverage to be watched by millions. 02 Awareness & Trust at Scale Athletes are living proof. A world record broken on-screen reshapes perception and converts skeptics into believers faster than any paid campaign. 03 Customer Acquisition As Games viewership scales we expect organic acquisition increases and CAC decreases. Athlete affiliate codes provide direct attribution from content to subscription. 04 Data & Product Flywheel Subscribers ™ (Biomarker data ™ (Better personalization ™ Better outcomes ™ (More athletes ™ (Compelling content ™ (More Subscribers The Thesis All rights reserved | ENHANCED 2026

Live Enhanced: Enhanced Performance Products All rights reserved | ENHANCED 2026 10

What Does It Mean To Live Enhanced?

To *Live Enhanced* is to choose progress.

For some, that means hormone therapy, longevity protocols, and peptides. For others, it starts with supplementation and coaching. Where one sits on that spectrum is personal.

The Enhanced product journey began with hormone therapy, but our long-term vision is to provide a full suite of supplements, protocols, and tools to *Live Enhanced.*

The Core Question

What percentage of healthy people will choose to Live Enhanced?

Today it may be 0.1%.
If that moves to 3-5% over the next decade, our addressable market expands meaningfully.

The categories below are early indicators of that shift.



Coaching
Personalized Supplements
GLPIs
Peptides
NAD+ Longevity
Hormone Replacement Therapy
Cognitive Enhancements
Initial Offering
Live Enhanced Platform
Anticipated Long Term Offering

Note(s): Enhanced does not plan to perform these services directly but instead contracts with authorized service providers.

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The Clinical Engine Behind Enhanced

Our expert advisors are the brains powering a proprietary, scalable infrastructure for precision medicine.



EXTENSION HEALTH

DR. JONATHANN KUO

EXTENSION HEALTH

Architect of the Longer+ and Stronger+ clinical logic. Expert in integrating regenerative medicine into daily performance protocols.



DR. ABUD BAKRI

HORMONE & TELEHEALTH EXPERT

Scaling the Personalized Telehealth experience. Expert in converting complex hormonal biomarkers into safe, effective dosing protocols.



DR. PAULINA CECULA & ELENA RUEDA (CEO)

DAMA HEALTH

Precision intelligence for Female Hormone Health. Solving the female physiology research gap through data-driven innovation.



PROF. DR. DR. GUIDO PIELES (CHAIR)

INDEPENDENT MEDICAL COMMISSION

+



PROF. GEORGE CHURCH

INDEPENDENT SCIENTIFIC COMMISSION

Both commissions ensure protocols are built to break the ceiling, not the baseline, contributing to each iteration of athlete protocols and consumer product offerings.

Partners Provide

- BLOOD / BIOMARKER TESTING
- APPROVED CLINICAL PROTOCOLS
- BOARD CERTIFIED CLINICIANS
- EMR TECH
- LICENSED PHARMACIES
- SHIPPING, DAMAGE
- PACKAGE PROCUREMENT
- SUPPLY / DEMAND PLANNING
- SUBSTANCE PROCUREMENT
- 24/7 CUSTOMER SUPPORT

Enhanced

- CUSTOMER ACQUISITION
- IRB LED DYNAMIC INPUT
- PURCHASE PORTAL
- DESIGN

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Our Narrative: The Performance Era

Human potential is now measurable.


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THE
PHILOSOPHY

Traditional wellness treats deficiencies and calls getting back to baseline a success.

Enhanced is focused on the ceiling: using clinical science to unlock maximum biological potential.


THE
GOAL

We're moving away from reactive healthcare.

Our mission is to build tools for high-performers who want to push past their limits and go further than they ever have before.


THE
LENS

Population averages don't build elite outcomes - a protocol designed for everyone is a protocol designed for no one.

We personalize to the individual, not the median, and take people's biology seriously.


THE
PIVOT

We're shifting from one-size-fits-all to personalization. Potential shouldn't be a guessing game, it's a scientific data point.

Substances aren't the product or outcome - performance is.

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Hitting Zeitgeist in a Growing Industry

Market	Size	CAGR
Dietary Supplements	$208B	~8% CAGR
Personalized Supplements	$16B	~15% CAGR
NAD+ Longevity	$0.5B	~13% CAGR
Hormone Replacement Therapy	$32B	~6% CAGR
GLPls	$67B	~15% CAGR
Peptides	$3.3B	~8% CAGR

The Overton Window is Shifting in Real Time

The New York Times

'I'm on Fire': Testosterone Is Giving Women Back Their Sex Drive - and Then Some

22 Oct 2025

THE WALL STREET JOURNAL.

Faster, Higher, Stronger-and Full of Drugs. The Billionaire Quest to Hack Sports

24 Oct 2025

Longevity Technology

Bryan Johnson's Blueprint raises star-studded $60m funding round

29 Oct 2025

Note(s): Global Addressable Markets for 2025 & 5-Yr. CAGR; Source(s): 1) Grandview & FnF Research: Global dietary supplements market; 2) Grandview: Globel GLP-1 receptor agonist market; Markets&Markets: Global GLP-1 agonists market; 3) Grandview & Precedence Research: Global hormone replacement therapy market; 4) Grandview: Personalized nutrition & supplements market; 5) Future Market Insights, Data Bridge Market Research, Deep Market Insights: Global peptide supplements market; 6) Insight Ace Analytic: Global NAD-based anti-aging market & Future Market Insights: Nicotinamide Adenine Dinucleotide Market

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The End of Generic Wellness: The Performance Era

An intelligence-led platform currently asset-light for speed, with a roadmap to vertically integrate the performance supply chain.

Strategic Pillar	Legacy Telehealth	Legacy Supplements	+Enhanced
Positioning	Symptom / indication treatment	Deficiency correction	**Unlock the ceiling: Performance optimization**
Personalization	One protocol per indication	Generic doses for everyone	**Biomarker + data-driven: Unique to each subscriber**
Brand Identity	Pharmacy with a logo	No brand moat Commodity products	**Movement-led: Athletes as proof**
Business Model	Indication-dependent GLP-1 risk concentrated	Vertically-integrated High fixed cost base	**Asset-light via partners: Not tied to any single Rx**
Data / IP	Indication siloed No enhancement IP	No clinical data No feedback loop	**IRB clinical dataset: Proprietary enhancement IP**


ICED
50

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Enhanced Performance Products 01Supplements 03Womenˇs Health 04Roadmap 02Enhancement Protocols 16Live Enhanced: Enhanced Performance Products All rights reserved | ENHANCED 2026

01 Personalized Supplements

Customized stack, tailored to an individual's goals, lifestyle, and optimization needs.

LIVE ENHANCED+

Goal:

Move consumers off generic supplements to data-driven formulas optimized for their individual biology.

Problem We Solve:

The supplement industry is built on guesswork and scale rather than precision. Consumers cycle through dozens of pills with no feedback loop, no data, and no way to know if any of it is working.

It assumes "average" is good enough. We don't.

Live Enhanced Solution:

One comprehensive health quiz helps create a personalized formula tailored to a persons individual biology. This allows consumers to replace multiple daily supplements.

PERSONALIZATION+

01 - Assess your baseline

Complete a bloodpanel and / or a short questionnaire that covers lifestyle, goals, and key health factors.

02 - Receive a tailored formula

Designed to support energy, recovery, and sleep.

03 - Take it daily

Consistent support. One simple habit with long-term impact.


+ Personalized Supplements
LIVE ENHANCED

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01 Foundational Supplements

Accessible daily optimization products designed to improve health, energy, and longevity.

LIVE LONGER+

The Long Game

Goal: Cellular renewal and healthy aging

Mechanism: Focuses on Mitophagy (cleaning mitochondria), NAD+ restoration, inflammation control, and senescence signaling

Hero Ingredients: Clinical dose of Urolithian A - 1,000mg, Nicotinamide Riboside (NMR) - 300mg


LIVE ENHANCED
LONGER
SUPPLEMENT FACTS

LIVE STRONGER+

The Instant Effect

Goal: Immediate physical output and durability

Mechanism: Targets strength, power, work capacity, and recovery

Hero ingredients: L-citrulline - 8,000mg, PeakATP - 400mg, Creatine Monohydrate - 5mg


LIVE ENHANCED
STRONGER
SUPPLEMENT FACTS

Both products include the most effective and comprehensive formulations to stand at the top of the current market

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02 Personalized Enhancement Protocols

We use the same performance-science framework created for elite athletes and bring it into everyday life. We design tailored protocols using individual biomarkers to help people reach their specific goals and sustain them long-term. This model removes the guesswork by delivering expert-designed enhancement at the individual level.

It might be a 25-year-old woman training for a marathon. It might be a 65-year-old man desiring the energy to play with his grandkids. The starting point is different, but in both cases the protocols are personalized, medically guided, and outcome-driven - just for them.


84%
+79%
Results from real athletes within* 2 months






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LIVE ENHANCED

Health Assessment & Comprehensive Medical Intake →

Understand patients' goals and medical history to determine eligibility for a wide fundus of performance enhancements

Blood Test →

- In-Person Lab Test
- At-Home Kit
- At-Home Blood Testing

Clinical Consultation →

Determine final eligibility via video or asynchronous consultation

Personalized Enhancement Protocol →

Example: Female 40 year old marathon runner

Recommendation:
Personalized Stronger Protocol

- 51 biomarker test
-Test Cream RX
-Semorelin RX
-Personalized Supplement
-Health Coach

At Home Delivery

Enhancements delivered to patient's home address & on going care and coaching

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02 Foundational Enhancement Protocols

Physician-supervised enhancement programs providing access to prescription performance compounds following medical eligibility review.

Stronger +

Support Hormonal Output:

Drive, vitality, and energy designed to outpace your current baseline

Products include:

Testosterone Replacement Therapy (TRT) and Enclomiphene


Injectable TRT
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Longer +

Biological Longevity:

Support cellular health and metabolic efficiency for long-term vitality

Products include:

NAD+ and Sermorelin


NAD+
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Sermorelin
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Aligned +

Hormonal Precision:

Targeted support for women to navigate biological transitions with confidence

Products include:

Estradiol


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03 Women's Health: The Precision Gap

Solving for a market where 'One-Size-Fits-All' medicine has failed half the population.

1993
Inclusion Mandate

The first year women were required in clinical trials; foundational medical data remains male-centric.

8 yrs
Diagnostics Lag

Average time to receive a correct diagnosis; current "sick care" relies on trial-and-error.

0.5%
Physiology Research Gap

Of 1,826 studies used best practices for menstrual health

Our approach: precision by design, not afterthought.

01 Biological Profiling

Integrating life stage, cycle patterns, and medical context. Biology over guesswork.

→

02 Physiology Tailored Protocols

Hormonal and non-hormonal solutions tailored to female biology, not generic standards.

→

03 Continuous Optimization

Tracking biomarkers and outcomes to proactively adjusting dosages to maximize long-term health span (brain, bone, & cardiovascular).

Source(s): National Library of Medicine; *BMJ* 2020;371:m3808

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04 Roadmap

STAGE 1

Launch

- Telehealth + OTC Launch

STAGE 2

Product Expansion

- Full Personalization
- Women's Rx Expansion
  - Multi-Form HRT (Estradiol, Progesterone, Testosterone)
  - Menopause Management (Veozah, DHEA)
  - Mood Support + Skin & Hair Protocols
- Launch Apparel
- Launch Affiliate Program With Athletes

STAGE 3

Genetic Expansion

- Integration of genetic profiling
- Wearable data integration

STAGE 4

Scaling Knowledge Further

- AI that knows more about each member's body than any single clinician ever could - combining blood biomarkers, genetic data, intake psychographics, and longitudinal outcomes to generate bespoke, personalized protocols at scale

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D2C Early Signal & Market Validation

Early performance data confirms brand resonance and multi-product adoption.

Engagement Alpha (The Funnel)



Off / On	Ad set	CTR (all)
On	Stronger_Broad_AllDemos_BNGR_IsabellaAr...	32.87%
On	Stronger_Broad_AllDemos_BNGR_AndriiGov...	31.43%
On	Stronger_Broad_AllDemos_BNGR_EvgeniiSo...	31.02%
On	Stronger_Broad_AllDemos_BNGR_ShareRya...	16.74%
On	LongerBlend_Interest_HealthWellness_With...	14.26%
On	Stronger_Broad_AllDemos_BNGR_KristianG...	14.04%
Off	LongerBlend_Broad_AllDemos_Within_Long...	12.52%
Off	StrongerBlend_Broad_AllDemos_Within_Str...	9.58%
On	StrongerBlend_Interest_HealthWellness_Wit...	9.16%
On	AllBlends_Broad_AllDemos_Within_General...	7.53%
Off	StrongerBlend_Broad_AllDemos_Within_Str...	6.69%
On	StrongerBlend_Interest_HealthWellness_Wit...	6.42%
On	LongerBlend_Broad_AllDemos_Within_Conc...	5.78%
	Results from 46 ad sets	21.05%

Initial signals show that the "Enhanced" identity and "Athlete Evidence" model break the standard efficiency ceiling of Meta's platforms.

Enhanced CTR: 5-32%

Market Benchmark: 0.9-1.6% (Meta Platform Avg)

Ecosystem Adoption (The "Stacking" Signal)


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The "Live Longer + Live Stronger" system is breaking through as a protocol, which improves Day 1 Lifetime Value (LTV) and validates the move away from generic "all-in-one" supplements.

Average Subscriptions per Order: 1.6

Unit Economics (The 'Early Momentum' Table)

Metric	Projected	Actual	Performance Delta
AOV Supplements	$100	$118	+18%
Subscription Rate	30-40%	50%	+25%
Product Stacking	1.2-1.4	1.6	+14%

Data as of 3/1/26

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The Games & Content All rights reserved | ENHANCED 2026 24 Making customer acquisition a profit center. THE GAMES Sponsorship, curated distribution, and a profitable event model. No ticket dependency. CONTENT MACHINE Documentary, athlete content, podcast, social - a self-sustaining media engine. FEEDS CONSUMER Views, clicks, and conversion flow back to Live Enhanced.

How We're Different

Integrating Sport into Science

Science is humanity's most valuable asset.

By embedding it to the core of elite competition, athletes perform better and recover faster. The data generated feeds both performance insights and product development.

Life-Changing Athlete Compensation

Elite athletes deserve financial security, but rarely share in the upside they create.

We offer unmatched compensation for participation, victories, and world records. Financial stability improves focus and performance follows.

Proof of Concept

(Link)

On February 25, 2025, Kristian Gkolomeev set a new 50m Freestyle World Record after three weeks of enhancement. Seven weeks later, he broke the World Record again competing in a regulation swimsuit.

He was awarded a life-changing $1M bonus and is now targeting another record at the inaugural Enhanced Games.


ENHANCED
Jaked
50M FREESTYLE
20:89
WORLD RECORD 20:91

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The Enhanced Performance Team

Within the broader pool of athletes in the Enhanced Games, we have created the Enhanced Performance Team, our roster of athletes who have all entered into contracts with Enhanced. Signing with Enhanced is like joining a professional sports franchise: everything is taken care of. Following medical assessment and clearance, athletes receive a monthly stipend, world-class coaching, nutritional and medical support, and access to training camps.

Enhanced holds extensive NIL rights of its athletes on the Enhanced Performance Team, enabling seamless integration into brand partnerships and commercial campaigns. For the athletes, this is life-changing support.

World Record Holders: 6
Olympians: 22
Olympic Medallists: 8



Kristian Gkolomeev
Aquatics
2x Enhanced World Record holder.
4x Olympian.
European Champion.


Ξ+

Fred Kerley
Athletics
2x Olympic Medallist.
1x World Champion.



Benjamin Proud
Aquatics
3x Olympic Medallist.
2x World Champion.
1x European Champion.



Megan Romano
Aquatics
2x World Champion.
NCAA Team Champion.
American Record-Holder.



Marius Kusch
Aquatics
1x World Medallist.
3x European Medallist.

Ξ+ ENHANCED
The Games & Content
All rights reserved | ENHANCED 2026
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Training Camps The Enhanced Games hosts two elite training camps for the Enhanced Performance Team ahead of May 2026, combining athlete preparation with health testing, content capture, and brand integration. When September - December 2025 When January - May 2026 What Athlete Training & Baseline Assessment Announcements & Social Media Content Docu-series Content Capture Las Vegas & Dallas, United States United Arab Emirates (Ongoing) 4-month Enhancement Program in Abu Dhabi Athlete Health Assessments and Safety Monitoring Protocol Enrolment PES Regimen Training Primary Content Capture Premium Episodic Content What 27The Games & Content All rights reserved | ENHANCED 2026

The Enhanced Competition Complex Link 28The Games & Content All rights reserved | ENHANCED 2026

The Enhanced Games is a global, annual competition that celebrates and advances human potential through safe, transparent enhancement, offering fair play, record pay, unmatched athlete care, and a Super Bowl level half-time show. Who 46 elite athletes 2,500 in-person spectators The Killers performing When Memorial Day Weekend: May 24, 2026 Where Resorts World Las Vegas, Nevada, United States Partners Event and Broadcast: Van Wagner From 2026, Enhanced plans to operate an annual flagship Enhanced Games in addition to sponsoring additional sporting events for media distribution ˝Red-Bull style˛. 29 Enhanced Games: Las Vegas, May The Games & Content All rights reserved | ENHANCED 2026

Enhanced Games: Competition Overview Swimming 18 Athletes 50m, 4-lane competition pool 50m€Free (M&W) + WR $1M 100m€Free (M&W) + WR $250k 50m Backstroke (M) + WR $250k 50m / 100m Butterfly (M) + WR $250k 50m / 100m Breaststroke (M) + WR $250k Track 150m, 6-lane track 60m Showcase (M) 40m Showcase (M) Weightlifting Competition platform set-up Snatch & Clean and Jerk (M&W) + WR $250k Total prize money to athletes: (up to) $25,000,000 Breakdown: + $6.0M Event Prize Money + $10.0M World Record (˝WR˛) Bonuses + $9.35M Performance Team Salaries & Appearance Fees 18 Athletes 10 Athletes 100m (M&W) + WR $1M 30 At $37,500 per Team USA gold medal, even our lowest-earning athlete makes the equivalent of 2+ Olympic gold medals from their stipend and appearance fees only - creating powerful financial incentives for world-class talent. The Games & Content All rights reserved | ENHANCED 2026 Note(s): (From S-4 Filed on February 12th, 2026): As part of its aim to fairly compensate athletes for their commitment and achievement, the Company has established a remuneration and prize pool for the 2026 Enhanced Games that is expected to be worth up to $16 million (of which approximately $10 million is comprised of incentive payments for breaking world records).

Monetization PARTNERS Two Confirmed. More in Pipeline. Zoop and Cali Water are committed. 30+ active discussions across Crypto, Timekeeping, Tech, Apparel, Automotive, and Wearables. Partners get reach. We get brand validation and funding. Confirmed: Zoop + Cali Water DISTRIBUTION Free to the World. By Design. The Games stream free on YouTube and Zoop. Tier 1 distribution negotiations are ongoing as a compounding offering. Maximum eyeballs is the strategy. Broad accessibility expands reach and strengthens sponsorship value. YouTube-first. Tier 1 talks ongoing. TICKETING No Public Tickets. That's the Point. 2,500 curated seats for investors, strategics, celebrities, and creators. The focus is quality of room over ticket volume. Value is driven by relationships formed, partnerships signed, and content created. Curation over revenue. Converts to consumer. 31The Games & Content All rights reserved | ENHANCED 2026

The Enhanced Content Engine 32 The annual Games sit at the apex of our year-round content strategy to fuel our stories across social and streaming. Enhanced Games tentpole event Athletic showcase events Premium signature series Brand + athlete social Content drives our Enhanced Performance products and services, while also driving revenue through partnership and media rights going forward. The Games & Content All rights reserved | ENHANCED 2026

Content Ecosystem Examples

	Education	Entertainment	Brand Fortification	Call-to-Action	Stewardship, Accessibility, Culture
Enhanced Games		Enhanced Games event Enhanced Games "Enhanced Cut"	The Story of the 2026 Enhanced Games documentary	Enhanced Games pre-show broadcast	
Athlete Showcase Events		Thor's Deadlift Challenge			Enhanced takes on Spartan Race
Premium Series	History of Human Enhancement	Top Athlete Signature Series	"One More Shot" signature series		Video Podcast Series
Brand and Athlete Social	Behind the Scenes of Training Camp video series	Enhanced Athletes by the Numbers	Thor Bjornsson athlete reveal social campaign	Final Countdown to the Games: Live athlete arrivals in Las Vegas from Training Camp	Enhanced Institutional Review Board explained in :60

Ξ+ ENHANCED
The Games & Content
All rights reserved | ENHANCED 2026
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Enhanced Creators Enhanced Performance Team - Weightlifting Instagram: 4.4M followers TikTok: 1.6M Hafþór "Thor" Björnsson Enhanced Performance Team - Swimming Instagram: 136K followers Brett Hawke Enhanced Performance Team - Music Instagram: 313K followers TikTok: 269.2K Odeal Insert video (spliced) ahtletes talking about their experience with Enhanced, training camp, enhancements Enhanced Performance Team - Weightlifting Instagram: 315K followers TikTok: 49.6K Mitchell Hooper Our combined Enhanced and Performance Teams total 11.9M followers across social, with organic content that amplifies both our Games and products. Enhanced Performance Team 34The Games & Content All rights reserved | ENHANCED 2026

Organic Amplification Validated Enhancements have captured cultural attention. "They're doing it - the Enhanced Games. I'm down. Let's see what a human being can do." Matt Damon · Joe Rogan Experience "I'm on Enhanced. I'm certainly utilizing modern science. I'm excited to see the Enhanced Games." Pat McAfee · Pat McAfee Show w/ Thor Björnsson 61% have heard of the Enhanced Games 71% think enhancement goes mainstream within 10 years 67% would buy from the same brand as Enhanced Athletes 323% follower growth since first world record announcement 35 Source(s): Enhanced Qualtrics survey The Games & Content All rights reserved | ENHANCED 2026

Audience Momentum & Impact to Date Views Explosion(Massive growth in Enhanced Games views across platforms to kick off 2026 Latest month / Feb. 2026: 92.1M views(+465% from Dec 2025(+118% from June 2025 +54% MoM from Jan to Feb 2026 +10% from May 2025 (50m free record break) 36 Instagram Facebook Youtube Tiktok 20.0% 10.0% 0.0% 18-24 25-34 35-44 45-54 55-64 65+ 40.0% 50.0% 30.0% Age Distribution AVG (7,804,595.84) Massive growth in Enhanced Games views across platforms to kick off 2026 60m 40m 20m W01 05/01/25 W02 05/08/25 W03 05/15/25 W04 05/22/25 W05 05/29/25 W06 06/05/25 W07 06/12/25 W08 06/19/25 W09 06/26/25 W10 07/03/25 W11 07/10/25 W12 07/17/25 W13 07/24/25 W14 07/31/25 W15 08/07/25 W16 08/14/25 W17 08/21/25 W18 08/28/25 W19 09/04/25 W20 09/11/25 W21 09/18/25 W22 09/25/25 W23 10/02/25 W24 10/09/25 W25 10/16/25 W26 10/23/25 W27 10/30/25 W28 11/06/25 W29 11/13/25 W30 11/20/25 W31 11/27/25 W32 12/04/25 W33 12/11/25 W34 12/18/25 W35 12/25/25 W36 01/01/26 W37 01/08/26 W38 01/15/26 W39 01/22/26 W40 01/29/26 Impressions Latest · Feb 2026: 92.1M views (+465% from Dec 2025(+118% from June 2025 +54% MoM from Jan to Feb 2026 +10% from May 2025 (world record moment) Views Explosion 500,000 400,000 200,000 100,000 21/06/2024 27/06/2024 17/07/2024 05/08/2024 14/08/2024 28/08/2024 12/09/2024 25/09/2024 21/10/2024 18/11/2024 20/05/2025 27/05/2025 06/06/2025 21/07/2025 18/07/2025 02/09/2025 20/09/2025 08/10/2025 26/10/2025 13/11/2025 01/12/2025 19/12/2025 06/01/2026 24/01/2026 11/02/2026 Followership Growth Instagram Twitter/X Vimeo TikTok Facebook LinkedIn 300,000 323% growth in total followership since first world record documentary and Games announcement in May 2025 Explosive gains on TikTok (+~2,000%) and Instagram (+240%) Next: Targeting growth on YouTube through May The Games & Content All rights reserved | ENHANCED 2026 Source(s): Ripple Analytics Social Reach Report

The Enhanced Medical Program All rights reserved | ENHANCED 2026 | STRICTLY CONFIDENTIAL 37

Our Data Moat

Built in a Lab. Proven on a Track.

In collaboration with an internationally recognized health authority, Enhanced is sponsoring and has received IRB approval for a groundbreaking clinical research study that will evaluate the effects of personalized, medically supervised performance-enhancing substances on elite athletes.

Clinical Study Overview - How Athletes Train Enhanced

Clinical Study Design & Setup	A first-of-its-kind, IRB-approved clinical research study exploring the impact of medically supervised performance-enhancing substances on elite athletes in a real world setting - conducted within an ethically governed research framework.
Comprehensive Athlete Profiling	Athletes participate in state-of-the-art medical and performance evaluations to determine Enhanced Games eligibility and to monitor their health before, during, and after the Games as part of a structured long-term follow-up health program.
Performance Enhancements	Consenting athletes, fully informed of the risks and benefits, may choose to receive select performance-enhancing substances personalized to their biology, health, and goals - administered safely, legally, and under clinical oversight.
Global Impact in Sport & Society	Consenting athletes serve as a model to advance responsible human enhancement, bridging elite performance research with wider health applications in resilience, longevity, and disease prevention.



All selected enhancements possess market authorization, established safety profiles, and an extensive clinical history - administered under medical supervision, supported by approved ancillary substances, and distributed through a regulated, traceable supply chain.

Select Performance-Enhancing Substances

Testosterone Esters	*Testosterone Enanthate* *Testosterone Cypionate* *Testosterone Propionate*
Anabolic Steroids	*Methenolone Enanthate* *Nandrolone Decanoate*
Peptide Hormones and Growth Factors	*Human Growth Hormone (hGH)* *Erythropoietin (EPO)*
Hormone and Metabolic Modulators	*Meldonium*
Stimulants	*Modafinil* *Amphetamine-Dextroamphetamine 'Adderall'*

E+ ENHANCED Clinical
All rights reserved | ENHANCED 2026
38

The Problem We're Solving

The Gap

There is no regulated, high-resolution, real-world environment where:

- Human performance biology can be studied prospectively
- Genomics can be linked to live intervention-response data
- AI models can be trained on longitudinal enhancement data
- Medical supervision is built into performance experimentation
- Enhancement IP can be generated from structured biological insight

Enhanced closes the gap.

We plan to become a mainstay in the space through ground-floor access to the world's first research-grade clinical trial on enhancements.

Instead, the world of sport and medicine is **fragmented:**

Elite Sport

- *Heavily restricted.*
- *Politically constrained.*
- *Anti-doping controlled.*

Academic Research

- *Slow and underpowered.*
- *Observational, not performance-driven.*

Longevity Clinics

- *Anecdotal and unstructured.*
- *Not research-grade.*

Black Market

- *Unsafe.*
- *Unmeasured.*
- *Unregulated.*

Pharma

- *Disease-focused.*
- *Curative, not optimization driven.*

E+ ENHANCED

Clinical

All rights reserved | ENHANCED 2026

39

Cross-Pollination and Continuous Iteration of Our Consumer Products

Regulated Research

- Clinical Trial Datasets
- Study Protocols
- Regulatory Data

⇄

Performance Intelligence Layer

- Performance Metrics
- Genomic Profiles
- Enhancement Data
- Phenotyping

⇄

Consumer Health

- Wearable Streams
- Telehealth Records
- Supplement Tracking

⇄

AI / Data Insights

- Predictive analysis
- AI-assisted pharmaceutical discovery

↓

Consumer Products

- Continuous iteration of lineup
- Improved formulations
- More accurate personalisation

E+ ENHANCED Clinical
All rights reserved | ENHANCED 2026
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All rights reserved | ENHANCED 2026 Financials 41 A forecast grounded in peer research. THIRD PARTY-VALIDATED METHODOLOGY Primary and secondary research across telehealth, supplement, and live events. KPIs benchmarked against comparable companies at equivalent stages. GAMES FLYWHEEL BUILT INTO THE MODEL We expect each Enhanced Games event will step up our organic subscriber baseline and compress CAC. ASSET-LIGHT MARGIN ADVANTAGE Partner model means structurally higher gross margins than vertically-integrated peers. As the content engine matures, marketing will become a profit center.

Key Company Financial Projections $107 $140 $68 $31 $175 $52 $152 $300 150% CAGR 141% CAGR $57 $357 na 205% 90% (64%)87% 24%84% 42% Revenue Growth % Gross Margin % EBITDA Margin % Gross Profit ($m) EBITDA ($m)Net Revenue ($m) 104% $48 $10 $16 2026E 2026E 2026E 2027E 2027E 2027E $42 ($37) $151 Prescriptions OTC Gross Margin EBITDA˘26 - ˘28 CAGR ˘26 - ˘28 CAGRGames 2028E 2028E 2028E $58 $110 Projected Financials All rights reserved | ENHANCED 2025 42 Source(s): Company Estimates.

Expected Favorable Return on Marketing 165k $15 $27 $55 44k 38k 55k 18k 426k 29% 13% 11% As % of Revenue Annual Marketing Spend ($m) LTV / CACSubscriber Base 2026E 2026E 2026E2027E 2027E 2027E 5.0x 3.0x 3.8k 3.0x 6.9x 2.8x Prescription Marketing & Advertising expenseOTC 2028E 2028E 2028E Prescription OTC Projected Financials All rights reserved | ENHANCED 2025 43 Source(s): Company Estimates.

Source(s): Company Estimates P&L Forecast Overview Overview 2028E $357 104% $57 $300 84% $55 $35 $31 $28 $149 $151 42% 2027E $175 205% $23 $152 87% $27 $33 $26 $23 $110 $42 24% 2026E $57 na $5 $52 90% $15 $31 $23 $18 $88 ($37) (64%) 2025EEstimates $0 $4 $5 $4 $14 ($14) In million ($) Net Revenue Growth COGS Gross Margin Gross Margin % Total Operating Expenses EBITDA EBITDA Margin % Marketing & Advertising expense Games expense Salaries & Athlete Costs Other Projected Financials All rights reserved | ENHANCED 2025 44

Operational KPI Assumptions 500 Jan 26 Feb 26 Mar 26 Apr 26 May 26 Jun 26 Jul 26 Aug 26 Sep 26 Oct 26 Nov 26 Dec 26 Jan 27 Feb 27 Organic Baseline Baseline Baseline Baseline Conversion rate Organic Conversion rate Mar 27 Apr 27 May 27 Jun 27 Jul 27 Aug 27 Sep 27 Oct 27 Nov 27 Dec 27 Jan 28 Feb 28 Mar 28 Apr 28 May 28 Jun 28 Jul 28 Aug 28 Sep 28 Oct 28 Nov 28 Dec 28 1,000 1,500 2,000 2,500 3,000 3,500 1.2% Prescription (New Organic) Monthly Subscribers Vs Conversion Rate 1.0% 0.8% 0.6% 0.4% 0.2% GAMES GAMES GAMES SHOWCASE 10,000 OTC Performance MarketingPrescription - Performance Marketing Prescription - CAC OTC - CAC Jan 26 Feb 26 Mar 26 Apr 26 May 26 Jun 26 Jul 26 Aug 26 Sep 26 Oct 26 Nov 26 Dec 26 Jan 27 Feb 27 Mar 27 Apr 27 May 27 Jun 27 Jul 27 Aug 27 Sep 27 Oct 27 Nov 27 Dec 27 Jan 28 Feb 28 Mar 28 Apr 28 May 28 Jun 28 Jul 28 Aug 28 Sep 28 Oct 28 Nov 28 Dec 28 20,000 30,000 40,000 50,000 60,000 70,000 1,800 New Monthly Performance Marketing Subscribers vs Monthly CAC 1,600 1,400 800 1,200 1,000 600 400 200 GAMES GAMES GAMES Each Games and Showcase event will noticeably compress CAC while decelerating its increase over time. Baselines for both organic subscribers and conversion rate for supplements will stabilise at a higher point than before following each Games and Showcase event. Baselines for both organic subscribers and conversion rate for prescription will stabilise at a higher point than before following each Games and Showcase event. Projected Financials All rights reserved | ENHANCED 2025 45 SHOWCASE GAMES GAMES SHOWCASE GAMES Jan 26 Feb 26 Mar 26 Apr 26 May 26 Jun 26 Jul 26 Aug 26 Sep 26 Oct 26 Nov 26 Dec 26 Jan 27 Feb 27 Mar 27 Apr 27 May 27 Jun 27 Jul 27 Aug 27 Sep 27 Oct 27 Nov 27 Dec 27 Jan 28 Feb 28 Mar 28 Apr 28 May 28 Jun 28 Jul 28 Aug 28 Sep 28 Oct 28 Nov 28 Dec 28 5,000 20,000 10,000 25,000 15,000 30,000 OTC (New Organic) Monthly subscribers Vs Conversion Rate 0.4% 1.4% 2.4% 3.4% 4.4% 0.9% 1.9% 2.9% 3.9% 4.9% Baseline Baseline Decelerated CAC Baseline Baseline Source(s): Company Estimates.

Q&A 4 March 2026$APAD // $ENHASTRICTLY CONFIDENTIAL